October 28, 2005

Mr. Craig Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Manatron, Inc. Form 10-K for Fiscal Year Ended April 30, 2005 Filed July 15, 2005 File No. 000-15264

Dear Mr. Wilson:

This letter is in response to your request for additional clarification to our initial response to your comment letter dated August 23, 2005, concerning Manatron, Inc.'s (the "Company") Form 10-K for the year ended April 30, 2005. Your comments will be set forth first, and our response will be set forth immediately below each of your comments.

Comment Number One

We note your response to prior comment 1. Provide us with examples that clearly explain the nature of and your accounting for the holdback provisions on your appraisal contracts. Further, address the following in your response:

•	Is the holdback recorded at the onset of the agreement or each month with the progress billings?
•	To the extent revenue is recognized under the holdback provision, tell us how you determined that recognition is appropriate and how this impacts your percentage of completion accounting.
•	How do you determine that these receivables satisfy the definition of a financial asset and, therefore, should be recognized as an asset. See definition in Appendix E of SFAS 140.

Mr. Craig Wilson
October 28, 2005

___________________

Response to Comment Number One

The holdback is recorded each month with the progress billings. The Company allows a holdback provision of typically 10% on all appraisal contracts. Prior to the initiation of an appraisal contract, the Company develops a detailed budget, which includes various activities, such as residential data collection, commercial data collection, data input, etc. On a monthly basis, a percentage of completion is calculated for each project based on the actual activity in relation to the total budgeted activity. For example, when the Company begins a contract it may estimate that there are 23,000 residential properties to collect information on. At the end of a given month, if 11,500 of these properties have been visited and the related data has been collected, we would therefore conclude that this activity is 50% complete. On a monthly basis, an overall percentage complete for the project as a whole is applied to total revenues anticipated for the project (including the holdback). This cumulative amount less the prior months cumulative amount is recorded as revenue (including the holdback).

As an example, assume we have a $1,000,000 contract with a 10% holdback provision that is deemed to be 10% and 25% complete at the end of October and November, respectively. For the November activity we would multiply the $1,000,000 by 25%, which equates to $250,000 of total revenue recognized on the project to date. For October we would multiply $1,000,000 times 10%, which equates to $100,000 of revenue recognized on the project to date. Therefore, the revenue recognized in November would be $150,000 or the difference between the project to date amounts for November and October. When we generate the related invoice we would bill $150,000 less the holdback of 10% or $15,000, so $135,000 would be reflected as accounts receivable and $15,000 would be reflected as retention receivable.

The holdback serves as potential leverage for the client in the event there are issues with respect to the performance of the project. However, there are no specific deliverables required in order to earn the holdback. Our standard contract language states: "It is understood that the County shall withhold ten percent (10%) of each monthly payment pending completion of the entire project." The Company analyzes both retention and accounts receivables for potential collectibility issues on a quarterly basis to determine the adequacy of the reserve for doubtful accounts. Historically, we have not had any significant collectibility issues with respect to the holdbacks, nor any situations whereby the customer refused to pay the holdbacks at the completion of the project. Based on these facts, we believe we are recognizing revenue with respect to the holdback provision in the appropriate period.

The Company believes that the holdback does satisfy the definition of a financial asset because it is a valid receivable that is fixed and determinable at the time of the monthly progress billings. Any potential impairment issues are reviewed quarterly with the bad debt reserve analysis, of which no significant collectibility issues have historically arose and such reserves have been very minimal.

Mr. Craig Wilson
October 28, 2005

___________________

Comment Number Two

Tell us the nature of your appraisal services. Tell us if these appraisal arrangements include software that requires significant production, modification, or customization of software, or whether or not the services are considered essential to the functionality of the other elements in the arrangement. Further tell us how you determined that percentage of completion accounting is appropriate for these appraisal services.

Response to Comment Number Two

The Company's appraisal services typically entail mass reappraisal services, whereby the Company is contracted to calculate an assessed valuation of each parcel of property in a jurisdiction. Manatron supports these values on behalf of the jurisdiction through the hearings process and finalizes the tax rolls to enable the jurisdiction to create tax bills.

The Company's appraisal contracts do not include software. The Company may also provide software to the same client that it provides appraisal services to, but in such a case the Company would draft an entirely separate agreement based upon the software to be delivered. Therefore, the appraisal service contract is accounted for using percentage of completion accounting and the software contract is accounted for under SOP 97-2.

The Company has determined that percentage of completion accounting is appropriate for appraisal services as it most appropriately matches the revenues with the related expenses in the same reporting period. Due to the fact that an average appraisal contract takes 12 to 24 months to complete, we believe the completed contract method would be very misleading and the percentage of completion method most appropriately matches revenues and expenses in the proper period.

Comment Number Three

We note your response to prior comment 2. With regards to your acceptance criteria in each type of arrangement please explain the following:

•	If acceptance is not reached tell us whether or not you provide a right of return, replacement products or return fees.
•	If you provide a right of return tell us how you considered SFAS 48.
•	If you provide replacement products or services tell us how you considered SFAS 5.
•	Provide us with historical experience with regards to acceptance provisions with similar types of arrangements or products over the periods ended April 30, 2005.

Mr. Craig Wilson
October 28, 2005

___________________

•	Whether the acceptance provisions are specific to the customer or are included in all arrangements.
•	The length of the acceptance term.

Response to Comment Number Three

The Company does not provide a right of return, replacement products or return fees in its contracts.

Within the last five years, the Company has only had one situation in which the client did not accept the software and the Company returned the money paid for the software to the customer. However, this was related to the inability of the software to operate effectively on the database the client was running on and not the software itself as it is running effectively in over 300 jurisdictions. The dollars involved in this particular instance were also inconsequential.

The acceptance provisions have been standardized within virtually all contracts.

There typically is not an acceptance term length stipulated in the contracts. We expect acceptance to coincide directly with the completion of an implementation. When the client is using the software in production it is deemed accepted.

Please do not hesitate to call or send an email if you need additional information or have any further questions.

Sincerely,

/s/ Krista Inosencio

Krista Inosencio
Chief Financial Officer
(269) 567-2900 ext. 284
Krista.inosencio@manatron.com

/s/ Paul Sylvester

Paul Sylvester
Chief Executive Officer
(269) 567-2900 ext. 222
Paul.sylvester@manatron.com